


05007850

15th April, 2005

Unique ID No. (UIN) 100013425

82-3322

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459
U S A

By Air Mail

SUPPL

Dear Sir,

Re: Compliance of Clause 35 of the Listing Agreement for the Quarter ended 31st March, 2005

With reference to the above, we are sending herewith a statement showing details of our distributions of shareholdings under various heads of the above clause for the quarter ending March 31st, 2005.

Please find the same in order.

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL



Thanking you,
Yours Faithfully,

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
REGISTERED OFFICE: BIRLAGRAM NAGDA 456331 M.P.

DISTRIBUTION OF SHAREHOLDING FOR THE QUARTER ENDING 31st March, 2005

Pursuant to Clause 35 of the Listing Agreement

Sr. No.	Category	No. of Shares held	% of Shareholding
A.	**Promoter's holding**		
1	**Promoters****		
a)	**Indian Promoters**		
i(a)	**Shares held by Directors and Relatives** (Details in Annexure A)	141601	0.15
i(b)	**Shares held by Promoters Companies**		
1	Turquoise Investments And Finance Pvt. Ltd.	5908341	6.45
2	Trapti Trading & Investments Pvt. Ltd.	5477863	5.98
3	Umang Commercial Company Ltd.	1396006	1.52
4	Other Promoter Companies (Details in Annexure A)	217163	0.24
b)	**Foreign Promoters**	0	0.00
2	**Persons acting in Concert#**		
a	Other Directors (Details in Annexure A)	2768	0.00
b	Companies:		
1	Pilani Investment & Industries Corp. Ltd.	4301444	4.69
2	Hindalco Industries Ltd.	2299059	2.51
3	Others (Details in Annexure A)	386781	0.42
	Sub Total	**20131026**	**21.96**
B.	**Non-Promoters Holding**		
3	**Institutional Investors:**		
a.	**Mutual Funds and UTI**		
1	Unit Trust of India	1630592	1.78
2	Other Mutual Funds	4401049	4.80
b.	**Banks, Financial Institutions. Insurance Companies (Central/ State Govt.Institutions/ Non-Governments Institutions)**		
	Banks	179987	0.20
	Financial Institutions:		
1	Life Insurance Corporation of India	7866447	8.58
2	General Insurance Corporation of India	1185283	1.29
3	The New India Assurance Company Limited	965617	1.05
4	Other Financial Institution and Insurance Companies	1684820	1.84
c.	**FIIs**		
1	HSBC Global Investment Funds A/c HSBC Global Investments Funds Mauritius Limited	2372716	2.59
2	Emerging Markets Management L.L.C. A/c EMSAF Mauritius	1627238	1.77
3	M & G Investment Management Limited A/c The Prudential Assurance Company Limited	1593138	1.74
4	Aberdeen Asset Managers Limited A/c Aberdeen International India Opportunities Fund (Mauritius) Limited	1185000	1.29
5	Government of Singapore	1118378	1.22
6	Others FIIs	13817368	15.07
	Sub Total	**39627633**	**43.22**
4	**Others**		
a.	Private Corporate Bodies	3350887	3.66
b.	Indian Public	13590190	14.82
c.	NRIs/OCBs	3627160	3.96
d.	Citi Bank N.A. New York (GDR holders)	11345201	12.38
	Sub Total	**31913438**	**34.82**
	GRAND TOTAL	**91672097**	**100.00**



FOR GRASIM INDUSTRIES LIMITED

ASHOK MALU
COMPANY SECRETARY

* As defined in Regulation 2(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997. *The Promoter's holding shall include all entities in the Promoters' Group- individual or body corporates.*

As defined in Regulations 2(e) of SEBI (Substantial Acquisition of Shares and Takeovers)Regulations,1997

Note 1 Name, Number of Shares held and percentage shareholding of entities/persons holding more than 1 percent of the shares of the Company have been given hereinabove **wherever applicable**.

Note 2 Total Foreign Shareholding in the Company in number of shares and percentage shareholding is given as under including GDR/ ADR holdings is as under:-

36686199 Shares 40.02%

Note3 The Company shall also post this information on its web site.

Dated : 15.04.2005


INDUSTRIES LIMITED
MUMBAI

FOR GRASIM INDUSTRIES LIMITED

ASHOK MALU
COMPANY SECRETARY

GRASIM INDUSTRIES LIMITED
REGISTERED OFFICE: BIRLAGRAM NAGDA 456331 M.P.

Details of Promoters and Person Acting in Concert holding less than 1% Shares
for the quarter ending 31st March, 2005

Sr. No.	Category	No. of Shares held	% of Shareholding
A.	**Promoter's holding**		
1	**Promoters****		
a)	**Indian Promoters**		
i(a)	**Shares held by Directors and Relatives**		
1	Shri Kumar Mangalam Birla	23915	0.03
2	Smt. Rajashree Birla	72280	0.08
3	Smt. Vasavadatta Bajaj	23157	0.03
4	Smt. Neerja Birla	14020	0.02
5	Shri Arvind Kumar Newar	3001	0.00
6	Smt. Manju Newar	2669	0.00
7	Smt. Parvati Devi Fomra	2548	0.00
8	Shri Prakash Kumar Mohta	11	0.00
	Sub Total i(a)	**141601**	**0.15**
i(b)	**Shares held by Promoters Companies**		
1	Heritage Housing Finance Limited	192544	0.21
2	Birla Group Holdings Private Limited	12364	0.02
3	Mangalam Services Limited	12255	0.01
	Sub Total i(b)	**217163**	**0.24**
2	**Persons acting in Concert#**		
a	**Other Directors those holding less than 1%**		
1	Shri Shailendra K. Jain	1591	0.00
2	Shri R.C. Bhargava	227	0.00
3	Shri B.V. Bhargava	333	0.00
4	Shri M.L. Apte	130	0.00
5	Shri S.G. Subrahamanyan	150	0.00
6	Shri Cyril Shroff	137	0.00
7	Shri Y.P. Gupta	100	0.00
8	Shri S.B. Mathur	100	0.00
	Sub Total 2(a)	**2768**	**0.00**
b	**Other Companies those Holding less than 1% :**		
1	Manav Investment & Trading Company Ltd.	174111	0.19
2	Birla Institute of Technologies & Science	132241	0.15
3	ECE Inustries Limited	31670	0.03
4	Kamal Trading Company Limited	31196	0.03
5	Birla Consultants Limited	7920	0.01
6	Birla Industrial Finance India Limited	7605	0.01
7	Birla Industrial Investments (India) Limited	1620	0.00
8	Vikram Holdings Pvt. Limited	150	0.00
9	Rajratna Holdings Pvt. Limited	134	0.00
10	Vaibhav Holdings Pvt. Limited	134	0.00
	Sub Total 2(b)	**386781**	**0.42**

Dated: 15.04.2005

FOR GRASIM INDUSTRIES LIMITED

ASHOK MALU
COMPANY SECRETARY